SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2002

Van der Moolen Holding N.V.
 (Translation of Registrant’s Name into english)

Keizersgracht 307
1016 Ed Amsterdam
The Netherlands
(31) 20 535 6789
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .)

Schedule of Information Contained in this Report:

1.	The English language translation of the Van der Moolen Holding N.V. dividend advertisement placed on April 11, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: April 19, 2002	By:	/s/ Friedrich M.J. Bottcher

Name: Friedrich M.J. Bottcher
Title: Chairman of the Management Board

By:	/s/ Frank F. Dorjee

Name: Frank F. Dorjee
Title: Chief Financial Officer,
Member of the Management Board

— unofficial translation of the dividend add placed on 11 April 2002 —

VAN DER MOOLEN
HOLDING N.V.

At the Annual General Meeting of Shareholders held on 10 April 2002, the dividend on the financial year 2001 has been fixed at
EUR 1.10 per ordinary share with a nominal value of EUR 0.08. At the option of the shareholder, the dividend may be received in cash for the full amount, after deduction of 25% dividend tax, or EUR 1.10 per ordinary share in shares at the expense of the share premium account.

On 19 April 2002, after closing of the stock exchange of Euronext Amsterdam N.V. and based upon the average trading price during the last five trading days, it will be determined how many dividend rights will give right to one new ordinary share. The payment of ordinary shares out of the share premium reserve is free of dividend tax in the Netherlands. The dividend rights will not be traded at the stock exchange of Euronext Amsterdam N.V.

With respect to the dividend payment, the following time schedule will be followed:

12 April 2002	: ex-dividend quotation share Van der Moolen Holding N.V.
12 April up to and including 17 April 2002	: choosing period
19 April 2002 (after trading)	: determination exchange rate
24 April 2002	: cash dividend made payable
24 April 2002	: start transfer of shares Van der Moolen Holding N.V.

Shareholders who are registered in the shareholders register of Van der Moolen Holding N.V. will directly receive notice from the company with respect to the payment they are entitled to.

Holders of bearer shares are requested to notify Dexia Nederland Bank N.V., Herengracht 182 in Amsterdam, within the choosing period, of their choice for either dividend in cash or stock dividend. If you, as shareholder, would not notify your choice, in general your bank or stockbroker will make that choice for you. Your bank or stockbroker is requested to transfer the dividend rights to which your choice entitles you to Dexia Nederland Bank N.V. at the latest on 23 April 2002, before closing of the stock exchange of Euronext Amsterdam N.V.

Payment of the dividend in cash shall be made as from 24 April 2002 based upon the dividend rights transferred for cash dividend. The transfer of shares to your bank or stockbroker shall be made as from 24 April 2002 based upon the total number of dividend rights transferred for shares, whereby the remaining fraction, if any, will be settled in cash.

A commission will be paid to the institutes admitted to Euronext Amsterdam N.V. in conformity with Annex II of the Rules of the Admitted Institutes, as a result of which the aforementioned exchange to the holders will be made free of commission.

Amsterdam, 11 April 2002
Van der Moolen Holding N.V.
The managing board